UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
PetMed Express, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

420 South Congress Avenue

(Address of Principal Executive Office (Street and Number))
Delray Beach, Florida 33445

(City, State and Zip Code)

4916-5611-1949.1

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PetMed Express, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended March 31, 2025 with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to compile and verify information and data required for completion of its financial statements and Form 10-K. The Company presently expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification

Robyn D’Elia	561	526-4444
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒   Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the fiscal year ended March 31, 2025, net sales are estimated to range from $231.6 million to $233.6 million compared to $281.1 million in the prior year. Net loss is estimated to range from $4.5 million to $5.0 million compared to a net loss of $7.5 million in the prior year. Included in the net loss is (1) the benefit of $8.7 million recorded in the fiscal first quarter from the one-time non-cash stock compensation reversal associated with an executive departure and (2) the tax expense impact of recording a tax valuation allowance on the Company’s net deferred tax assets of $6.4 million recorded in the fiscal fourth quarter.
For the fiscal fourth quarter ended March 31, 2025, net sales are estimated to range from $51.1 million to $53.1 million compared to $66.5 million in the prior year period. Net loss is estimated to range from $9.9 million to $10.4 million compared to a net loss of $5.0 million in the prior year period. Net loss includes the impact of recording a tax valuation allowance on the Company’s net deferred tax assets of $6.4 million.
4916-5611-1949.1

The estimated financial information provided herein is estimated and unaudited and the Company’s actual results may differ from these results due to final adjustments and developments that may arise or information that may become available between now and the time the Company’s financial statements are finalized and included in the Company’s Form 10-K for the fiscal year ended March 31, 2025.

PetMed Express, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2025	By:	/s/ Robyn D’Elia
		Name:	Robyn D’Elia
		Title:	Chief Financial Officer and Treasurer

4916-5611-1949.1